**OFFERING MEMORANDUM DATED JUNE 24<sup>TH</sup> 2024**



SHAPEACCELERATOR USA, LLC

7901 4<sup>th</sup> ST N STE 300

ST. PETERSBURG, FL 33702

https://SHAPEACCELERATOR.com

Up to $124,000 of Class B Non-Voting Common Units

Offering Price Per Share: $1.00

Target Amount: $10,000

Target Number of Shares: 10,000 shares of Class B Non-Voting Common Unit

Minimum Investment Amount Per Investor: $250 (250 shares of Class B Non-Voting Common Unit)

SHAPEACCELERATOR USA, LLC, is offering up to $124,000 worth of Class B Non-Voting Common Units (the "Offering"). The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The Company must reach its Target Amount of $10,000 by August 15, 2024, the end date of the offering (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Minimum Target Amount of $10,000 under the Regulation CF offering by September 31st, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Mundial Financial Group, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with ROYALTON ESCROW (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

*In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, Including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

# TABLE OF CONTENTS

In this Offering Memorandum, the term "SHAPEACCELERATOR USA, LLC," "we", or "the company" refers to SHAPEACCELERATOR USA, LLC

## THE COMPANY AND ITS BUSINESS

### Overview

SHAPEACCELERATOR USA, LLC, incorporated on February 15th, 2023, is a pioneering skincare company dedicated to enhancing natural beauty and well-being through scientifically-backed cosmetic solutions. Founded on the principles of innovation and efficacy, our flagship product, the ShapeAccelerator Body Cream, has rapidly gained recognition for its unique ability to improve body contours and skin appearance.

### Mission and Vision

Our mission is to empower individuals to feel confident and vibrant in their own skin. We strive to blend cutting-edge scientific research with natural ingredients to create products that not only beautify but also deliver tangible health benefits. ShapeAccelerator is committed to redefining beauty standards by offering solutions that support the body's natural processes and promote a holistic approach to beauty and health.

### Product Offering

ShapeAccelerator Body Cream is our premier product, designed to assist in reducing measurements around the waist and abdomen while improving overall skin texture. Formulated with natural ingredients like mustard seed extract and chili flakes, our cream offers a moisturizing experience that goes beyond superficial treatment, addressing the root causes of cellulite and skin irregularities. The product has been developed with insight from recent advancements in adipose tissue research, making it a leader in non-invasive body contouring solutions.

### Research and Development

Our commitment to innovation is reflected in our rigorous approach to research and development. ShapeAccelerator Body Cream has been tested in clinical settings to ensure its effectiveness and safety. These studies have consistently demonstrated significant results, with users experiencing measurable reductions in body measurements and enhancements in skin texture over an eight-week period.

### Corporate Social Responsibility

Beyond our product line, ShapeAccelerator is dedicated to giving back to the community. We have established a partnership with the Antoni van Leeuwenhoek Foundation/Netherlands Cancer Institute, one of Europe's top cancer research centers. A portion of our profits is donated annually to support their groundbreaking research and treatment efforts, underlining our commitment to social responsibility and global well-being.

## Market Validation

### Growing Demand in the Cosmetic Industry

The global cosmetic industry continues to thrive, driven by increasing consumer awareness and demand for skincare products that offer both aesthetic and health benefits. The market for non-invasive solutions such as cosmetic body creams specifically designed to enhance skin appearance and support body contouring is experiencing significant growth (>10%). This trend is underscored by a shift towards products that incorporate natural ingredients and are backed by scientific research, reflecting the evolving preferences of health-conscious consumers.

### Consumer Trends and Preferences

Recent market studies indicate a strong preference for skincare products that not only address aesthetic concerns but also promote overall skin health. ShapeAccelerator Body Cream aligns perfectly with these trends by offering a product that reduces body measurements and improves skin texture through natural ingredients and scientific formulation.

### Clinical Studies and Efficacy

The effectiveness of ShapeAccelerator Cream has been validated through clinical trials. These studies have demonstrated significant reductions in waist and abdomen measurements within just eight weeks of use, with participants reporting a 0.87 inch reduction after four weeks and a 1.34 inch reduction after eight weeks. Similarly, improvements in skin texture and a decrease in the appearance of cellulite were observed, validating the product's dual functionality in body contouring and skin health enhancement.

### Market Competitiveness

**ShapeAccelerator** stands out in a crowded market due to its unique blend of natural ingredients and the scientific studies supporting its formulation. Unlike many competitors, ShapeAccelerator merges holistic health with cosmetic benefits, creating a strong competitive edge. The product's ability to target the biological processes of fat storage and breakdown further sets it apart, offering a scientifically supported solution to common body shape concerns.

### SHAPEACCELERATOR USA, LLC Advantages

### Scientifically Supported Formulation

ShapeAccelerator Body Cream stands out in the cosmetic market due to its foundation in scientific research. The formulation is designed to leverage the natural processes of fat burning and skin rejuvenation, offering a product that not only improves aesthetics but also enhances skin health. Our commitment to evidence-based solutions ensures that each ingredient is selected for its efficacy, offering consumers a reliable and effective product.

### Unique Blend of Natural Ingredients

Unlike many cosmetic products that rely heavily on synthetic compounds, ShapeAccelerator Body Cream is crafted with a unique blend of natural ingredients, including mustard seed extract and chili flakes. These components are known for their fat-burning properties and ability to stimulate blood flow, enhancing the skin's natural beauty and health without the use of harsh chemicals. This natural composition appeals to the growing segment of consumers seeking eco-friendly and body-friendly skincare solutions.

### Dual Benefits: Body Contouring and Skin Health

One of the key advantages of ShapeAccelerator Body Cream is its dual functionality. Not only does it help reduce body measurements by targeting areas like the waist and abdomen, but it also improves the overall skin texture and health. This dual approach addresses multiple consumer needs with a single product, increasing its value proposition and market appeal.

### Positive Consumer Feedback and Strong Market Presence

ShapeAccelerator users have reported significant improvements in both body shape and skin condition. This positive feedback has been bolstered by strong word-of-mouth and social media presence, creating a robust market presence. Consumer testimonials and before-and-after photos provide compelling evidence of the product's effectiveness, enhancing consumer trust and loyalty.

### Commitment to Social Responsibility

In addition to its product advantages, ShapeAccelerator USA, LLC is committed to making a positive impact beyond the cosmetic industry. Our partnership with the Antoni van Leeuwenhoek Foundation/Netherlands Cancer Institute illustrates our dedication to contributing to important causes, such as cancer research. This commitment not only reflects our corporate values but also resonates with consumers who prefer to support brands with a purpose.

**Regulatory Attention and Compliance**

While FDA registration is pending, ShapeAccelerator USA, LLC adheres strictly to all regulatory requirements to ensure safety and efficacy. Our proactive approach to compliance demonstrates our commitment to maintaining the highest standards of product integrity and consumer safety.

**Designed in Europe, made in the USA**

Originally conceptualized and produced in Europe, the inaugural production runs of ShapeAccelerator Body Cream hailed from the European continent. Now, ShapeAccelerator has expanded its manufacturing operations to the United States, bolstering the domestic economy directly.

**Intellectual Property**

The intellectual property rights to the ShapeAccelerator formula are owned by its European sister company. However, the US company, ShapeAccelerator USA, LLC, has secured a lifelong royalty agreement granting it the rights to manufacture and distribute the product exclusively within the United States.

The brand ShapeAccelerator is registered with the USPTO and in Europe.

**RISK FACTORS**

The Securities Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

**Risks Related to the Company**

*Liquidity and Sustainability*. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding offering, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

*Our business projections are only projections.* There can be no assurance that the Company's business will meet our projections. Nor can there be any assurance that the Company will be able to have a significant number of users to be able to meet our projections and make a profit.

*Our ability to generate revenue to support our operations is uncertain.* We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following:

- unanticipated problems, delays, and expenses relating to the development and implementation of their business plans;

- operational difficulties;

- lack of sufficient capital;

- competition from more advanced enterprises; and

- uncertain revenue generation.

*If we are unable to obtain additional capital, our business operations could be harmed.* The expansion of our business will require additional funds to support product development, customized deployment and accounts receivable. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our unitholders.

The recent global financial crisis has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit. There have also been significant fluctuations in equity capital markets Including the market for initial public offerings (IPOs) that have restricted the amount of capital available to invest in early-stage companies. Recent geo-political events have also given rise to concerns that the worldwide economy may enter into a prolonged recessionary period, and these concerns may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

***We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin off businesses, which could cause us to Incur significant expenses and could negatively affect profitability.*** We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses, as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could Incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

***We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated.*** We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our common unit in the future may result in dilution to existing unitholders. Furthermore, there is no assurance that we will not Incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common unit.

***If we obtain debt financing, we will face risks associated with financing our operations.*** If we obtain debt financing, we will be subject to the normal risks associated with debt financing, Including the risk that our cash flow will be insufficient to meet required payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

***If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations.*** Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

***Other factors can have a material adverse effect on our future profitability and financial condition.*** Many other factors can affect our profitability and financial condition, Including:

- changes in the creditworthiness of counterparties that the Company transacts business with;
- difficulties related to our information technology systems, any of which could adversely affect business operations, Including any significant breakdown, invasion, destruction, or interruption of these systems;
- changes in business, economic, and political conditions, Including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; pandemic; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups;
- changes in our business and investments and changes in the relative and absolute contribution of each to earnings and cash flow resulting from evolving business strategies, changing product mix, changes in tax rates and opportunities existing now or in the future;
- changes in the rate of inflation, interest rates and the performance of investments held by us;
- changes in credit markets impacting our ability to obtain financing for our business operations;
- changes in, or interpretations of, laws and regulations Including changes in accounting standards and taxation requirements;
- legal difficulties, any of which could preclude or delay commercialization of products or technology or adversely affect profitability, including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree;

- trademarks, copyrights and other intellectual property could be unenforceable or ineffective; or
- vulnerability to hackers and cyber-attacks.

***Our business is at an early stage of development, and we may not develop products or services that can be commercialized, and we have a limited operating history.*** Our business is at an early stage of growth. Because we have little operating history, you will have difficulty evaluating our business and future prospects, and we cannot predict if or when we will achieve profitability.

***As we are a development stage business, we have a limited operating history and are subject to risks of business development.*** The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the challenges, unanticipated expenses, staffing difficulties, product development complications, and schedule delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

***Leverage.*** Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will Increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating company or its industry.

***Our financial results may fluctuate and are difficult to predict.*** We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to grow the number of our users and our revenue per customer;
- the pricing of our products;
- our inability to generate revenue; changes to our products or the development and introduction of new products by us or our competitors;
- changes to our users' behavior that reduces or eliminates the use of our products;
- Increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations;
- costs related to our safety, research, and regulatory compliance efforts;
- our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;
- system failures or outages or government action, which could prevent us from operating for any period of time;

- breaches of security or privacy, and the costs associated, with any such breaches and remediation;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to cosmetic or drug formulation, compliance requirements, safety and efficacy testing, or actions by governments or regulators, including fines, orders, or consent decrees;
- the overall tax rate for our business;
- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;
- changes in U.S. generally accepted accounting principles; and
- changes in global business or macroeconomic conditions.

***The Company depends on key personnel and faces challenges recruiting needed personnel.*** The Company's future success depends on the efforts of its Managing Members, Etienne Hendrickx and Kobe Daems. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

***Economic Interest of the Managing Member.*** The existence of the Managing Member's interests in the distributions of the Company may create an incentive for the Managing Member to make riskier and more speculative investments and business decisions on behalf of the Company than it would otherwise make in the absence of such a performance-based arrangement.

***Ecosystem Development.*** The Managing Member anticipates engaging in activities that they believe will promote the growth and development of the markets in which the Company will operate, which may include advising non-profit entities, debt providers, regulatory agencies, larger corporations, and other service providers, among other activities. While the Managing Member believes that such activities will ultimately be beneficial to the Company's business plan, there can be no assurance that such activities will Increase returns, if any, to the shareholders. Additionally, it is anticipated that such activities will reduce the amount of time the Managing Member will specifically devote to the activities of the Company.

***Side Agreements.*** In accordance with common industry practice, the Managing Member may, on behalf of the Company, enter into one or more "side letters" or similar agreements with certain members pursuant to which the Managing Member grants to such shareholder(s), on behalf of the Company, specific rights, benefits, or privileges that may not be made available to other shareholders. As a result, you may not be in the same position as other shareholders to protect your investment in the Company and may face a disproportionate risk of loss in comparison to investors granted such rights, benefits, or privileges.

***Reserves.*** As is customary in the industry, the Managing Member expects to establish reserves, at the discretion of the Managing Member, for additional capitalization of subsidiary or related operating companies, operating expenses, Company liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the shareholders. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Managing Member is unable to properly keep the appropriate amount of reserves, the Company's return to the shareholders would be adversely affected. For example, if reserves are insufficient, the Company may be unable to additionally capitalize a venture, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Company. By contrast, if reserves are excessive, the returns to the shareholders will have been delayed while the Company holds unnecessary amounts of capital in potentially low-yield accounts.

***Diverse Shareholder Group.*** The shareholders may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual shareholders may relate to or arise from, among other things, the nature of business decisions made by the Company, and the structuring or the acquisition of technologies and projects. In selecting and structuring ventures appropriate for the Company, and otherwise while acting in its capacity as Managing Member of the Company, the Managing Member will consider the business and tax objectives of the Company, and not the business, tax or other objectives of any shareholder individually.

***We may operate in foreign jurisdictions in the future.*** The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

***Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding cosmetic and drug regulation and regulatory compliance, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, Increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.***

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including FDA and FTC compliance, cosmetic and drug regulations, safety and efficacy requirements, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, artificial intelligence and machine learning, electronic contracts and other communications, competition, consumer protection, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the manner in which we display content to our users, moderate content, or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared between ourselves and our European affiliates.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative privacy requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

***The elimination of monetary liability against our directors, officers, and employees under Florida law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees.*** Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and shareholders for damages for breach of fiduciary duty as a director or officer to the extent provided by Florida law. We also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders.

***Negative Social Media, Public Commenters and News Coverage.*** Interest in our service among our potential customers may be reduced by criticism, negative reviews, mockery, denigration, libel or slander either of our service directly or of those who choose to use it. These unfavorable views or insults may be aired by online communities, celebrities, influencers, journalists, comedians, fictional characters, effected personas, sock puppet accounts, astroturfing campaigns, artificial intelligence services and use or misuse thereof, and accurate or inaccurate summation of online reviews or widespread sentiment via tools used by popular retailers and review aggregators. Regardless of the merit of the claims, views, and insults levied by the detractors of our products or our customers, they may reduce the interest of current and potential customers in our product, pressure our partners or employees to stop selling, promoting or integrating our products, or cause our customers to hide their use of our products and positive views of our products such that we do not benefit from the natural marketing and positive word-of-mouth that satisfied customers usually convey. Furthermore, public misuse and abuse of our products such as on social media may cast suspicion on its benefits, emphasize the downsides, or confuse our potential customers as to the purpose and use of our products. If similar products or businesses fail or commit public malfeasance, the resulting negative news or commentary may not distinguish between related businesses and products such as our own, damaging our reputation and that of our products by association.

***Weather or other Acts of God.*** Hurricanes, tornadoes, flooding, thunderstorms, blizzards, fires, droughts, tsunamis, other adverse terrestrial weather events, earthquakes, landslides, volcanic eruptions, meteor strikes, solar storms, other space weather events, and other Acts of God may disrupt our operations, destroy assets, or harm employees of both Company and partners such that Company's opportunity for profit is diminished or lost.

***War, Terrorism, and other Acts of Violence or Enduring Conflicts.*** New declared or undeclared wars, expansions or changes in the nature of existing wars, terrorism, other campaigns of violence or individual violent events by groups or individuals, or other sudden or enduring human conflicts may have unpredictable impacts on our business ranging from small disruptions to the loss of the entire business.

## Risks Related to the Products

***Competition and Anti-Competitive Power of Large Cosmetics Companies.*** We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the cosmetics and skin care sectors are intensely competitive. The principal competitive factors in this industry include user acquisition, pricing, ability to produce appealing and efficacious products, and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results or operations.

***Competition and Market Dynamics in the Cosmetic Industry.*** The cosmetic industry, including the market for body creams like ShapeAccelerator, is highly competitive and dominated by a number of large, well-established companies. These companies have significant market reach, brand recognition, and financial resources which could be used to compete directly with the Company, potentially impacting its market share and profitability. Additionally, these competitors may engage in aggressive marketing strategies or pricing tactics that could disadvantage smaller, emerging brands like ShapeAccelerator.

Furthermore, the industry is subject to rapid shifts in consumer preferences and advances in cosmetic technology, which could render the Company's offerings less attractive or obsolete. The large players might also forge exclusive partnerships or agreements with retailers and distributors, limiting the Company's access to market channels. Failure to innovate or to adapt to changing market conditions may negatively impact the Company's profits or status as a going concern.

***Competition from Existing Cosmetic Companies.*** Existing cosmetic products, may have advantages that Company is not guaranteed to be able to overcome in order to compete in the market and earn a profit.

***Reliance on Partners and Other Businesses.*** Our business relies on other businesses including but not limited to our United States-based product manufacturer, software providers, cloud service providers, and other service providers. The supply chain and resources required to bring our product to market and maintain or improve its attractiveness to customers is vulnerable to disruption if our partners cease to do business with us, fail to live up to their contractual obligations, fail to perform through no fault of their own, or change the terms under which they are willing to do business with us such that we have limited or no opportunity for profit.

***Impact of Industry Innovations on Cosmetic Product Marketability.*** The cosmetic industry is continuously influenced by innovations and the evolution of consumer preferences driven by new technologies. Developments in fields such as biotechnology, materials science, and chemistry can lead to the creation of new cosmetic formulations and products that may outperform existing ones like ShapeAccelerator in terms of effectiveness, safety, or consumer appeal.

Even if ShapeAccelerator is currently successful, the introduction of new products or technologies by competitors can make its offerings less appealing or obsolete. Additionally, advancements in consumer diagnostics and personal health devices could shift consumer expectations towards more personalized or scientifically advanced cosmetic solutions, potentially reducing the market share and profitability of traditional or less innovative products.

***Undiscovered Product Problems or Limitations.*** Our product's viability or popularity could be threatened if side effects are discovered as it is used by larger numbers of people over longer periods of time. Our product's efficacy could prove to be less than is currently indicated over the long term.

Future studies could disconfirm our current results and the efficacy of our product, or discover other side effects from its use. Our product may not be well tolerated or may be less efficacious for a particular portion of our potential customers due to individual differences in their lifestyle, activities, genetics, body composition, age, medical conditions, medications or other treatments, other factors not yet determined, or a combination thereof. Our product may be found to cause damage to clothing, or other materials and objects which are regularly in contact with our customer's skin where the product is applied, or the skin the product is applied with (generally, the hands). Any of these currently unknown problems or limitations could lead to liabilities or make our product less viable or popular in the market, both of which may cause diminished or no profits.

***Shift in Consumer Cosmetic Market.*** The characteristics, interests and preferences of our potential customers may change such that our product is of less interest to them or they have less ability to purchase it. Our potential customers may lose weight or change their body composition such that they have reduced need or interest in cosmetics generally, and slimming or anti-cellulite products in particular. Our potential customers may change the degree to which they tolerate or even approve of the presence of cellulite and fat, and lose interest in treatments that reduce the appearance of cellulite as a result. Our potential customers may lose interest in cosmetics generally or slimming and anti-cellulite products specifically due to increased criticism or stigma against their use. Our potential customers may not visit the physical or digital storefronts where our product can be found and purchased, and may divert their attention away from the channels through which we advertise. These or other unforeseen changes may cause our product to be disfavored by the customers we hope will purchase it, leading to poor sales and diminished or no profits.

***Our Business is Subject to Extensive Governmental Regulation, Which Can Be Costly, Time Consuming, and Could Subject Us to Unanticipated Delays.*** The cosmetic and cosmeceutical industry is subject to strict national and local laws and regulations. While the project has been designed to accommodate existing laws and regulations, it is possible that laws and regulations may be amended, additional laws and regulations may be enacted, and the policies and subject enforcement decisions of governments and regulatory agencies may change. Any changes in the regulatory environment could result in reduced profitability or even foreclose the business model created for the project which could result in lower-than-expected revenues and profits to members.

***We have not Confirmed Whether our Product will be Regulated as a Cosmetic or as a Drug.*** The Food and Drug Administration ("FDA") regulates pharmaceutical products differently than cosmetic or cosmeceutical products. The Company does not yet know whether the FDA would consider its product to be cosmeceutical/pharmaceutical or cosmetic, but it is likely that the FDA would deem it to be a pharmaceutical/cosmeceutical product with the increased regulatory and compliance costs associated with such determination. Were it to require this additional layer of compliance and regulatory scrutiny, it is possible that this additional cost may delay the Company's product from entering the market, require a change in formulation, require additional safety or efficacy testing, or altogether bar the product from sale in the United States. In that case the Company's opportunity for profit may be reduced or its business model altogether foreclosed.

***Changed Regulatory Regime or Classification.*** The cost and time to bring our product to various markets depends on how it is regulated by local and national authorities. If regulatory requirements and restrictions change due to the decisions or regulatory bodies, changes in laws or international agreements, then sales of our product may be delayed or diminished. Regulatory bodies may require additional studies or analysis to prove our product's safety, efficacy, and our advertising claims about such before or after our product is for sale, especially if any safety or compliance issues are identified or suspected of ourselves, our manufacturers, our packagers, or our distributors. Regulatory bodies may change the classification of our product such that much stricter safety, efficacy and compliance standards are required. If the time and cost associated with regulatory compliance is too high, then Company may earn diminished or no profits.

***Competition with other Cosmetics, Pharmaceuticals, Treatments.*** Many other products, services, treatments, pharmaceuticals, and interventions are capable of producing similar or related benefits to Company's product. If new products or treatments using the same or a similar cause of action are invented, marketed, or popularized, the competition may reduce the sales of our product. Competing products or treatments may have or be widely believed to have a more efficacious or well-tolerated formulation of some or all of the primary ingredients in our product, and thus reduce the sale of our product. Competing products or treatments may benefit from a different method or delivery, such as patch, spray, or injection, which may prove popular with our potential customers and reduce the sales of our product. Other professional or home treatment may become more popular and reduce the sales of our product as a result, including but not limited to laser therapy, ultrasound therapy, radiofrequency therapy, microneedling, acoustic wave therapy, massage, chemical peels, new treatment modalities, or combinations of the above. Other surgical treatments may become more popular and reduce the sales of our product as a result, including but not limited to subcision, fat-grafts or fat transfer, liposuction, dermal filler injection, new surgical procedures, or combination thereof, perhaps also in combination with non-surgical treatments, cosmetics, or pharmaceuticals. Other cosmetics or pharmaceuticals whether widely available or prescription-only may be invented, marketed, or popularized such that they have or are widely believed to have greater effect, fewer side effects or risks, less onerous treatment method or frequency, and as a result reduce the sales of our product. Other cosmetics, pharmaceuticals, or treatments that may or may not be otherwise related to our product but do interact with our product such that they reduce its efficacy or increase its side effects may become popular among our potential customers, reducing the sales of our product as a result. Home or DIY treatments and cosmetics utilizing capsaicin or similar ingredients may become popular regardless of their efficacy and side effects, leading to reduced sales of our product. The popularity of anti-diabetic or anti-obesity drugs, especially Glucagon-like peptide-1 receptor agonists or similar, may lead to reduced need or interest in slimming and anti-cellulite products among our potential customers.

***Hacking, Cyberattacks, or Digital Sabotage.*** In the event that Company's computer systems or accounts, the systems of our suppliers, vendors or partners, or the personal accounts of our employees or managers, or the systems or accounts of any software service providers upon which Company may rely, are hacked or compromised by another entity, Company's operations may be disrupted, Company's money or data may be stolen or destroyed, Company's computers may be damaged or rendered inoperable, and Company may suffer reputational damage or liability as a result, or fail to fulfill their contractual obligations or seek new opportunities while suffering the effects of the hack or compromise.

***Loss, Unauthorized Access, Corruption, Tampering or Poisoning of Data.*** The integrity of Company's systems relies on the secure storage of information including but not limited to the identifying information of individual customers. If data in Company's custody or held on Company's behalf by another entity or service is lost, damaged, spoof, copied, viewed without authorization, tampered with or poisoned by a malicious actor, altered through unintended or ill-considered action, corrupted through technical or hardware errors, or is known or accused of being vulnerable to or having suffered such, Company's business may be damaged and opportunity for profit may be diminished or eliminated as a result.

***Insider Threats.*** Directors, employees, or others who have received access or knowledge of our internal systems, intellectual property, trade secrets, and procedures in the normal course of business may attempt to use or sell their access or knowledge, or may fail to guard it. They may share details of our internal architecture, security mechanisms, trade secrets, or manufacturing efficiencies or perform tasks for external threats which amount to providing access to our systems with or without realizing the implications of their actions.

***Failure, Malfunctioning and Unintended Behavior of Critical Software, Firmware or Hardware.*** Our business relies in various ways upon software, firmware, and hardware through which logical errors, security vulnerabilities, physical damage, usage in unforeseen circumstances, or operator error may cause unforeseen behavior which damages equipment, leads to uneconomical operation, reveals sensitive or secure information, undermines digital or physical security, endangers our employees, or otherwise negatively impacts the operation of our business.

***Risk of Liability Claims in the Cosmetic Industry.*** Operating in the cosmetic industry, particularly with products like ShapeAccelerator that are applied directly to the skin, carries inherent risks. Customers may experience adverse reactions or dissatisfaction with the product's performance, leading to liability claims. Given the nature of cosmetic products, such liability claims are a common industry risk.

Liability insurance for cosmetic products can be both expensive and challenging to secure, and there is no guarantee that ShapeAccelerator will be able to maintain existing insurance or obtain additional coverage on favorable terms or with adequate limits. Even if the company secures comprehensive insurance, the occurrence of liability claims could still result in negative outcomes such as adverse publicity, which could harm the brand's reputation and consumer trust, regardless of the outcomes of such claims.

***Regulatory and Reputational Risks from Cosmetic Product Claims.*** The cosmetic industry is subject to stringent regulations in many jurisdictions regarding product claims and ingredients. If ShapeAccelerator is perceived to make unsupported health or efficacy claims, or if its ingredients are not compliant with regulatory standards, the company may face legal challenges or regulatory actions. Such incidents could lead to financial liabilities and significantly damage the brand's reputation.

Moreover, public perception is crucial in the cosmetics market. If ShapeAccelerator falls under public scrutiny—whether due to justified or unjustified criticism—it could result in adverse publicity and consumer mistrust. This could hamper the business's operations, negatively impact sales, and reduce or eliminate profit opportunities. Maintaining compliance and managing public relations carefully are essential to mitigate these risks and support ongoing business viability.

***Loss of Intellectual Property Protections.*** The Company's intellectual property is protected by a range of mechanisms including but not limited to copyright, registered trademarks, and patents in various jurisdictions. These protections may be lost through multiple legal processes or through changes to laws or regulations governing the protections. Additionally, the value of our intellectual property protections may not be realized if those protections are not vigorously enforced in all jurisdictions, if we cannot afford to pursue enforcement when needed or bear the legal costs of litigation when required, or if litigation fails, takes too long to achieve a satisfactory judgement, results in an unsatisfactory judgement, or where even a satisfactory judgement is inadequate to remedy the damages we are caused through the unauthorized use of our intellectual property.

## Risks Related to the Securities

***Any valuation at this stage is difficult to assess.*** The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven unit prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

***Difficulty Valuing Company Assets.*** Although the Company will endeavor to value its assets appropriately, the valuation of ongoing business operations is difficult to conduct with complete certainty.

***The transferability of the Securities you are buying is limited.*** Any unit purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

***No Market for Interests; Restrictions on Transferability; No Withdrawal Rights.*** The Interests have not been registered under the 1933 Act or the securities laws of any state or other jurisdiction and cannot be resold unless they are subsequently registered under the 1933 Act and other applicable securities laws or an exemption from registration is available. It is not contemplated that registration of the Interests under the 1933 Act or other securities laws will ever be made effective. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. There is no public market for the Interests and none is expected to develop. A shareholder also generally will not be permitted to assign its Interest without the prior consent of the Managing Member. Consequently, shareholders may not be able to liquidate their Interests and must be prepared to bear the risks of owning their Interests for an extended period of time. Furthermore, withdrawals of shareholders from the Company generally will not be permitted, although the Company Operating Agreement may specify certain circumstances under which a shareholder may be entitled, or required, to withdraw from the Company. A withdrawn shareholder may not be entitled to immediate payment for its Interest. Any withdrawal of a shareholder may reduce the amount of Company capital available for investment or other activities.

*There is a minimum $10,000 amount set as a condition to closing this Offering*. Because this is a "best efforts" Offering with a $10,000 minimum, we will have access to any funds tendered in excess of $10,000. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

*The Company's management has discretion as to use of proceeds.* The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Unit hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

*Passive Investment in Interests.* The Company Operating Agreement will not permit the shareholders to engage in the active management and affairs of the Company. The shareholders must rely on the ability of the Managing Member to identify, structure, and make appropriate business decisions to generate a return for the Company.

*Dilution to Existing Shareholders as a Result of Adding Shareholders.* Shareholders will have their economic interest in the Company diluted as a result of later additional shareholders gaining an interest in the Company. Any such dilution may have a negative impact on any returns received by those Members who invested in the Company prior to other Members.

*Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.* Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also Increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The Increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled *Credit Cards and Investments – A Risky Combination*, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

***The Company may undertake an offering under Regulation A in the near future.*** If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to disclose more information than in this Form C. Such information may be more comprehensive and investors may have made a different investment decision if they had had access to such information.

***Special Note Regarding Forward-Looking Statements.*** This Memorandum may contain forward-looking statements relating to future events or the future performance of the Company. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, Including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Managing Member believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Company or the Managing Member nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Company and the Managing Member and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

***Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.*** Investors in this offering will be bound by the subscription agreement which Includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreements, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, Including results that could be less favorable to the plaintiff(s) in such an action.

**DIRECTORS AND EXECUTIVE OFFICERS**

The table below sets forth the officers and directors of the Company.

| Officer Name | Position | Term of Office |
|---|---|---|
| Etienne Hendrickx | Chairman, Managing Member and Founder | February 15, 2023 - Present |
| Rowland Hanson | Consultant | March 2023 - Present |

*Etienne M.J.M. Hendrickx, Chairman, Managing Member and Co-founder*

*Currently, Etienne Hendrickx. serves as the Managing Member of SHAPEACCELERATOR USA, LLC*. Meet Etienne Hendrickx, a seasoned entrepreneur with a background in Marketing and International Business Management from Strathclyde University in Glasgow. Born in The Netherlands, Etienne has carved a niche in operational excellence consulting, helping numerous companies optimize their operations across various industries.

In 1996, Etienne took over the photo album company Henzo, which he revitalized and sold in 2002. He then founded MosquitNo, where he developed an innovative line of mosquito repellents. By 2019, he had begun developing ShapeAccelerator, a body cream aimed at fat and cellulite reduction, launching it in 2023.

Etienne is committed to innovation and team collaboration, focusing on continuous learning to enhance both personal growth and business success. With ShapeAccelerator now entering markets in the USA, Middle East, and Asia, he aims to establish it as the leading brand in its category within five years.

His philosophy is to enjoy life, learn every day, and share those learnings with others, empowering people to lead healthier and more vibrant lives.

### *Rowland Hanson, Consultant*

***Rowland Hanson currently serves as the Consultant of SHAPEACCELERATOR USA, LLC.*** He is a distinguished branding strategist and business leader with a notable career. At Microsoft, he was the VP of Corporate Communications, where he crafted the company's acclaimed branding strategy and led the global launch of Windows. His work was instrumental in establishing Windows as Microsoft's most popular product.

At Neutrogena, Hanson served as VP of Worldwide Marketing, working directly with the founder to expand the product line and build the brand globally. He played a key role in Neutrogena's $1 billion acquisition by Johnson & Johnson.

After his time at Microsoft, Hanson founded several companies, successfully negotiating their sales. These ventures included Amaze, Inc., iTravel Corp., bEQUAL Company, and the Nautilus Group, where he contributed to brand development for Bowflex, Schwinn Fitness, and StairMaster.

As of December 2023, Hanson is actively engaged in multiple ventures. He is the Founder and CEO of The HMC Company, consulting on branding and business development for emerging companies and Fortune 500 corporations. As Chairman of KAHUenergy, he leads the conversion of waste into clean energy. He also co-founded and serves as Co-Chairman and Co-CEO of ProVEDA, directing the global launch of plant extract-based therapeutic products. Hanson is a Founder, Trustee, and Board Member of the Microsoft Alumni Network & Foundation, fostering non-profits globally. Additionally, he is the Chairman of JW Maxx Solutions, overseeing online reputation management.

Hanson holds a BBA from Loyola University, where he graduated as a member of the Alpha Sigma Nu Jesuit Honors Society, and an MBA in Finance from the Wharton School of Business at the University of Pennsylvania, where he graduated with distinction.

Rowland Hanson's leadership and strategic vision continue to shape industries and impact communities globally. His legacy as a branding pioneer, entrepreneur, and philanthropist embodies innovation and purpose-driven success.

**OWNERSHIP AND CAPITAL STRUCTURE**

**Ownership**

The following table shows the owners of more than 20% of Company's voting securities as of March 22, 2024:

| Name and address of Beneficial owner | Amount and class of securities held | Percent of voting power prior to the Offering |
|---|---|---|
| MRF Investments USA LLC 8 The Green Ste, DE19901 Dover | 83,414,000 shares of Class A Common Unit | 83% |

The following table describes our capital structure as of March 22, 2024:

| Class of Equity | Authorized Limit | Issued and Outstanding | Reserved for Future Issuance – Option Plan and Conversion of Debt * | Available for Issuance** |
|---|---|---|---|---|
| Class A Common Unit | 90,000,000 | 68,028,000 | 10,000,000 | 10,000,000 |
| Class B Non-Voting Common Unit | 10,000,000 | -0- | -0- | 10,000,000 |

\*   10,000,000 shares of Class A Common Unit are reserved for option issuances and shares issuable upon conversion of convertible promissory notes.

\*\* 5,000,000 shares of Class B Non-Voting Common Unit reserved for this Offering.

## USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

| Purpose or Use of Funds | Allocation for a $10,000 Raise (Minimum Amount) | Allocation for a $124,000 Raise (Target Amount) |
|---|---|---|
| Offering Costs (Broker and Processing Fees) | $3,000 | $9,920 |
| Marketing and Advertising | - | 57,040 |
| Product Research & Development | - | 17,360 |
| Operational | 7,000 | 27,280 |
| General Working Capital | - | 12,400 |
| **Total** | **$10,000** | **$124,000** |

**The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.**

## FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, Including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

**Financial statements**

Our financial statements prepared by Management can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement. The Company reports its financial information on a calendar year basis. The following discussion also Includes information based on our unaudited operating data for 2023 and is subject to change once we complete an audit of those statements.

The Company generates revenue by: The company employs a dual market strategy, tapping into both B2C and B2B channels to drive revenue. Through its own website and direct-to-consumer platforms, it focuses on B2C operations, aiming to cultivate a substantial customer base. Simultaneously, its B2B efforts target national and local retailers, facilitated by distributors equipped to invest in marketing and sales. This approach expands the overall distribution network, ensuring the product reaches a broad customer demographic.

**Revenue**

From the date of inception (January 2, 2019) through December 31, 2022, the Company has focused on the above-mentioned dual strategy. The Company began generating revenue in QX, 2023. Accordingly, the Company had $459,600.00 in revenue for the year ended December 31, 2023 compared with $0 from inception until December 31, 2022.

**Expenses**

During 2023, the Company focused primarily on marketing keeping overhead to an absolute low. (R&D) specifically to create the SHAPEACCELERATOR USA, LLC.   R&D expenses in 2022 and 2023 accounted for 93.9% and 92.1% of total expenses, respectively. We will continue to invest heavily in R&D in the future, whereby the next product in line is ready to be launched after the ShapeAccelerator Body Cream has made its good first revenues.

**Liquidity and Capital Resources**

The Company had $0.00 cash on hand as of December 31, 2022 (since it was not founded yet) and $5,800 as of December 31, 2023. Currently, we estimate our monthly burn rate to be approximately $3,050 until we receive proceeds from this Offering.

The Company anticipates the proceeds from the offering will be utilized for additional research and development, marketing, investment in sales personnel and working capital. These investments will allow the issuer to ramp up their user base across the SHAPEACCELERATOR USA, LLC platform and increase the monetization of their marketing programs and advertising revenue to both business and individuals. The proceeds of the offering coupled with the Increased monetization of the advertising platform will improve the liquidity of the issuer.

In the event Offering is not successful, the Company would seek alternative funding sources or face critical liquidity issues and deplete its cash in less than twelve months. If this situation occurs we would scale back operations and reduce our monthly burn rate to better position ourselves to move forward with alternative fundraising. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 24 months. This is based on the anticipation that we will turn our burn rate into a cash flow positive process due to low cost and healthy margins.

**Plan of Operations**

As we look to the future of SHAPEACCELERATOR USA, LLC, our primary goals include:

Operating Highlights

Operating highlights for Shapeaccelerator showcase the company's strategic decision to outsource its marketing and logistics processes, a move that has significantly enhanced its operational efficiency and adaptability. By entrusting these critical functions to specialized third-party partners, Shapeaccelerator has unlocked numerous benefits while mitigating risks associated with in-house management.

One of the key advantages of outsourcing marketing and logistics is the ability to tap into expertise and resources that may not be readily available internally. By partnering with specialists in these fields, Shapeaccelerator gains access to industry-leading strategies, technologies, and networks, enabling the company to stay ahead of market trends and competition.

Moreover, outsourcing allows Shapeaccelerator to maintain a lean and flexible organizational structure, focusing its internal resources on core competencies and strategic initiatives. This streamlined approach not only reduces overhead costs but also fosters agility, empowering the company to adapt quickly to changing market conditions and customer demands.

Another significant benefit is risk mitigation. By entrusting marketing and logistics to external partners, Shapeaccelerator effectively spreads risks across multiple entities, reducing the potential impact of unforeseen challenges or disruptions. This decentralized approach enhances resilience and ensures continuity of operations, even in the face of market fluctuations or supply chain disruptions.

Furthermore, outsourcing promotes continuous improvement and innovation. By working with specialized partners who are dedicated to optimizing their respective processes, Shapeaccelerator can leverage best practices, cutting-edge technologies, and data-driven insights to drive operational excellence and enhance customer satisfaction.

In summary, Shapeaccelerator's decision to outsource its marketing and logistics processes has yielded substantial benefits, including enhanced efficiency, flexibility, risk mitigation, and innovation. By leveraging the expertise of external partners, the company is well-positioned to navigate dynamic market conditions and achieve sustainable growth in the long term.

**SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY**

The following descriptions summarize important terms of our capital unit. This summary reflects SHAPEACCELERATOR USA, LLC Certificate of Good Standing, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Good Standing, as amended and its Operating agreement. For a complete description of the Company's capital unit, you should refer to our Certificate of Good Standing, as amended and our Operating agreement and applicable provisions of the Florida General Corporation Law.

**General**

The Company's authorized securities consist of 100,000,000 shares of Common Unit comprised of 90,000,000 shares of Class A and 10,000,000 shares of Non-Voting Class B.

**Common Unit**

*Dividend Rights*

There are currently no dividend rights provided for holders of common unit. The annual meeting will determine the dividend level and pay-out.

*Voting Rights*

Each holder of Class A Common Unit is entitled to one vote for each share on all matters submitted to a vote of the unitholders, Including the election of directors. Holders of Class B Non-Voting Common Unit have no voting rights.

*Right to Receive Liquidation Distributions*

In the event of the Company's liquidation, dissolution, or winding up, holders of its classes of Common Unit will be entitled to share in the net assets legally available for distribution to unitholders after the payment of all the Company's debts and other liabilities.

*Rights and Preferences*

The rights, preferences, and privileges of the holders of the Company's classes of Common Unit are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of unit that we may designate in the future.

**What it Means to be a Minority Holder**

As an investor in Class B Non-Voting Common Unit of the Company, you will not have any rights in regard to the decision making or actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**Transferability of securities**

For a year, subject to the right of first refusal described above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Transfer Agent**

The Company has selected Kore Transfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

**DILUTION**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This Increase in number of shares outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into unit.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery Include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery Include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has Increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (Including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**How we determined the offering price**

As we strive to provide a fair and justifiable market value for SHAPEACCELERATOR USA, LLC, several methodologies are employed to ensure a comprehensive assessment. We understand the complexities and unique characteristics inherent in valuing a cosmetic company like ours, and as such, we take a multifaceted approach to this process. The key methodologies employed are:

- *Discounted Cash Flow (DCF) Analysis*: Given the dynamic nature of the cyber security industry, future cash flows often carry significant levels of risk and uncertainty. Our DCF analysis, therefore, projects SHAPEACCELERATOR USA, LLC's net income and discounts it back to its present value at a higher discount rate to account for this. It's a valuable measure of our intrinsic value based on our projected cash generation.
- *Per User Valuation*: Recognizing the importance of our expanding user base, we use a per-user valuation approach. Top cosmetic skincare companies have recently been valued at an average of $ 3680 per user. By applying this metric to SHAPEACCELERATOR USA, LLC's user base, we gain insights into our value from a market comparative standpoint, leveraging our growing number of users.
- *Analysis of Comparable Companies*: To further benchmark our value, we engage in a comparable analysis, comparing SHAPEACCELERATOR USA, LLC to similar companies within the cosmetic industry. Using key metrics such as price-to-earnings ratios, price-to-sales ratios, and per user value, we adjust these industry averages to reflect the specific

characteristics and performance of SHAPEACCELERATOR USA, LLC, providing another lens through which to view our market value.

- *Venture Capital Method*: In observing the recent capital raise of near-peer LinkTree, in which $100M was raised at a $1B valuation, provides management with an insightful view of our value from an investment perspective. The implied return for investors participating in these round forms the basis of our valuation using the Venture Capital method, demonstrating the confidence and expected return of our financial partners.
- *Exit Multiple Method*: We also consider the value of SHAPEACCELERATOR USA, LLC based on an estimated future exit price. This price is calculated using certain multiples, such as a multiple of revenue or EBITDA, based on the exit multiples of similar companies in the cosmetic space. This potential exit price is then discounted back to the present using a desired rate of return. This forward-looking approach allows us to anticipate the value realization potential of SHAPEACCELERATOR USA, LLC in a possible exit scenario.

By employing a combination of these methods, we triangulate a fair and reasonable valuation range for SHAPEACCELERATOR USA, LLC. These diverse approaches ensure that we fully consider the unique attributes and potential of our cosmetic products. As SHAPEACCELERATOR USA, LLC continues to evolve and grow, we remain committed to periodically reassessing our valuation, maintaining transparency, and enhancing the value we deliver to our stakeholders.

## Disclaimers

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred unit is converted to common unit; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a unit plan are issued. The Company does not have any outstanding convertible securities currently.

## REGULATORY INFORMATION

### Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

### Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at: https://www.ShapeAccelerator.com/investorsrelations

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, Including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

**Compliance failure**

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**INVESTING PROCESS**

**Information Regarding Length of Time of Offering**

*Investment Confirmation Process:* In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, Including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment (not to exceed $100.00 per investment). This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the

Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

*Investment Cancellations:* Investors will have up to 48 hours prior to the end of each offering period to change their minds and cancel their investment commitments for any reason. Once an offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

*Notifications:* Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

*Material Changes:* Material changes to an offering Include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, Including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

*Rolling and Early Closings:* The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the offering, provided the target amount has been reached:

The offering has been open for at least 21 days.

A notice is sent to potential investors and investors who have made commitments that have not yet been accepted, which Includes the new anticipated deadline date of the offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.

The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.

At the time of the new anticipated deadline date, the issuer continues to meet/exceed the target amount.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates**

Information regarding updates to the offering and to subscribe can be found here, https://www.ShapeAccelerator.com/investorsrelations

**<u>EXHIBIT A</u>**

**SHAPEACCELERATOR USA, LLC**

**UNAUDITED FINANCIAL STATEMENTS**

**DECEMBER 31, 2023 AND 2022**

**SHAPEACCELERATOR USA, LLC**

**UNAUDITED FINANCIAL STATEMENTS**

**TABLE OF CONTENTS**

**SHAPEACCELERATOR USA, LLC**

**Balance Sheets**

**As of December 31, 2023 and 2022**

**Unaudited**

## Shapeaccelerator USA LLC

Date: February 24 - 2024

| Balance Sheet | 2022 prior year | 2023 current year |
|---|---|---|
| **Assets** | | |
| Current assets: | - | |
| Cash | - | $29,075.00 |
| Accounts Receivable | - | $5,800.00 |
| Prepaid expenses | - | $8,500.00 |
| Inventory | - | $87,200.00 |
| Total current assets | $0.00 | $130,575.00 |
| | | |
| Property & Equipment | - | $0.00 |
| Charity | - | $0.00 |
| **Total Assets** | **$0.00** | **$130,575.00** |
| | | |
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable | - | $114,900.00 |
| Accrued expenses | - | $23,000.00 |
| Unearned revenue | - | $0.00 |
| Total current liabilities | $0.00 | $137,900.00 |
| | | |
| Long-term debt | - | $0.00 |
| Other long-term liabilities | - | - |
| **Total Liabilities** | **$0.00** | **$137,900.00** |
| | | |
| **Shareholder's Equity** | | |
| Investment capital | - | $20,000.00 |
| Retained earnings | - | -$27,325.00 |
| **Shareholder's Equity** | **$0.00** | **-$7,325.00** |
| | | |
| **Total Liabilities & Shareholder's Equity** | **$0.00** | **$130,575.00** |
| | | |
| Balance | $0.00 | $0.00 |

**SHAPEACCELERATOR USA, LLC**

**Statements of Operations**

**For the Years Ended December 31, 2023 and 2022**

**Unaudited**

| Income Statement | | |
|---|---|---|
| | **2022**<br>prior year | **2023**<br>current year |
| **Revenue** | | |
| Sales Revenue | - | $138,000.00 |
| Service Revenue | - | - |
| Interest Revenue | - | - |
| Cost of goods sold | - | -$18,400.00 |
| **Total Revenue & Gains** | **$0.00** | **$119,600.00** |
| **Expenses** | | |
| Advertising | - | $37,500.00 |
| Delivery/Freight Expense | - | $11,550.00 |
| Depreciation | - | - |
| Insurance | - | $1,250.00 |
| Interest | - | - |
| Office Supplies | - | $175.00 |
| Rent/Lease | - | $3,000.00 |
| Maintenance and Repairs | - | - |
| Accounting & legal | - | $3,400.00 |
| Wages | - | $65,000.00 |
| Utilities/Telephone Expenses | - | $50.00 |
| Other Expenses | - | $25,000.00 |
| **Total Expenses** | **$0.00** | **$146,925.00** |
| **Income before tax** | **$0.00** | **-$27,325.00** |
| Income tax expense | | |
| **Net Profit (Loss)** | **$0.00** | **-$27,325.00** |

**SHAPEACCELERATOR USA, LLC**

**Notes to Financial Statements**

**For the Years Ended December 31, 2023 and 2022**

### 1. Description of the business

SHAPEACCELERATOR USA, LLC was incorporated as a FLORIDA corporation on Feb 15, 2023. It is currently operating as a development-stage company with its non-invasive body solution substantially ready for introduction to the market on a broad scale.

### 2. Summary of significant accounting policies

*Going concern -*

Based on its assessment, management has concluded that it is appropriate to prepare the Company's financial statements on a going-concern basis.

*Basis of presentation –*

The unaudited financial statements have been prepared by management and comply with generally accepted accounting standards in the United States of America.

*Revenue recognition –*

SHAPEACCELERATOR USA, LLC has recognized a modest amount of revenue to date. When engagement with customers commences, the Company intends to recognize revenue from implementation support and customization in addition to performing its obligations to generate recurring revenue from direct-to-consumer sales as well as through recognized national and regional distributors.

### 2. Certification of unaudited financial statements

I, Etienne Hendrickx, certify that:

(1) the financial statements of ShapeAccelerator USA, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of ShapeAccelerator USA, LLC included in this Form reflects accurately the information reported on the tax return for ShapeAccelerator USA, LLC filed for the fiscal year ended 2023.

*Etienne Hendrickx*